SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549
                         ________________________

                              SCHEDULE 13E-4

                       Issuer Tender Offer Statement
                   (Pursuant to Section 13(e)(1) of the
                     Securities Exchange Act of 1934)


                              AMENDMENT NO. 1

                             Unifi, Inc.
                             (Name of Issuer)

                              Unifi, Inc.
                   (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $.10 Per Share
                      (Title of Class of Securities)

                                   904677 10 1
                   (CUSIP Number of Class of Securities)

                           Willis C. Moore, III
                Vice President and Chief Financial Officer
                                Unifi, Inc.
                           Post Office Box 19109
                         7201 West Friendly Avenue
                     Greensboro, North Carolina  27410
                             (910) 294-4410
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                         Mr. Clifford Frazier, Jr.
                      Frazier, Frazier & Mahler, LLP
                          Post Office Drawer 1559
                           Greensboro, NC  27402
                              (910) 378-9411

                             November 8, 1996
(Date Tender Offer First Published, Sent or Given to Security Holders)

                        CALCULATION OF FILING FEE:

   Transaction                           Amount of
   Valuation*:    $186,000,000          Filing Fee:    $37,200

* Based upon the purchase of 6,000,000 Shares (the maximum number of Shares offered) to be purchased at $31 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).


   [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:  $37,200.00


Form or Registration No.:     Schedule 13E-4


Filing Party:            Unifi, Inc.


Date Filed:              November 8, 1996

   This Amendment No. 1 dated December 27, 1996, amends the Issuer Tender Offer statement (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission on November 8, 1996, by Unifi, Inc., a New York Corporation (the "Company"), in connection with the Company's offer to purchase up to 6,000,000 Shares of its Common Stock, $.10 par value (the "Shares"), at prices not in excess of $31 nor less than $28 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 13E-4 as Exhibits (a)(i) and (a)(vi), respectively.


   The following information amends the information previously included in the
Schedule 13E-4.


ITEM 1. Security and Issuer.


   (b) The following is hereby added to the information previously set forth under Item 1(b):


        The Tender Offer expired on Friday, December 13, 1996, at 5:00
        PM, New York City Time. The exact amount of the Shares acquired pursuant to the Offer was 1,755,365 at a purchase price of $31 per Share, for a total aggregate purchase price of $54,416,315, plus the fees and expenses associated with the Offer. The Company is accepting all Shares properly tendered pursuant to the Offer.


ITEM 9. Material to be Filed as Exhibits.

   (a)  (ix) Press Release dated December 16, 1996.

   (a)  (x)  Press Release dated December 24, 1996.

                                 SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Unifi, Inc.


                                            WILLIS C. MOORE, III
                                        By:______________________________
                                                  Willis C. Moore, III
                                                  Vice President and
                                                  Chief Financial Officer


Dated:  December 24, 1996

                               EXHIBIT INDEX


Description                 Exhibit



99 (a)(ix)      Press Release dated December 16, 1996.

99 (a)(x)       Press Release dated December 24, 1996.